Arnold Golub
Vice President
Deputy General Counsel

November 1, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 1, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Sunrise Communications AG (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A Common Shares (*Namenaktien*)*
American Depositary Shares representing Class A Common Shares (*Namenaktien*)

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Not for trading, but only in connection with the registration of the American Depositary Shares on The Nasdaq Stock Market LLC. The American Depositary Shares represent the right to receive the Class A common shares (*Namenaktien*) and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American Depositary Shares are exempt from the operation of Section 12(a) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12a-8 thereunder.